SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 2, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CNPJ/MF Nº 76.535.764/0001 -43
NIRE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
held on April 28, 2006

Date, time and place:

On the 28th of April, 2006, at 5:30 p.m., at the Company’s headquarters.

Summons:

Summons made through mail sent on April 20, 2006, signed by Mr. Sergio Spinelli Silva Junior, in the capacity of Chairman of the Board of Directors, pursuant to the provisions of article 27 of Brasil Telecom S.A. (“BT” or “Company”)’s By-laws.

Presence:

The majority/totality of the members of Company’s Board of Directors was present, namely: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Ricardo Ferraz Torres, Antonio Cardoso dos Santos, André Urani and Jorge Luiz Sarabanda da Silva Fagundes.

Meeting’s Board:

President: Sergio Spinelli Silva Junior
Secretary: Hiram Bandeira Pagano Filho

Day’s Agenda:

1. To make a resolution on the Senior Management’s proposal for a capital increase in the amount of R$59,006,979.89 (fifty nine million, six thousand, nine hundred and seventy nine reais and eighty nine cents), with the issuance of new shares, with the utilization, in the fiscal year of 2005, of the last portion of the premium paid in the acquisition of CRT’s control in 2000.

Resolutions:

Initially, the Board of Directors approved, by unanimity, that the Minutes of this Board of Directors’ Meeting be drafted in summarized form, in compliance with article 130, § 1 of Law 6,404/76, with the submission of votes and protests being optional, which will be received by the Meeting’s board and filed at the Company’s headquarters.

The matter having been discussed and put to the vote, the members of the Board of Directors resolved, by unanimity of the votes cast, the abstentions of Messrs. Jorge Luiz Sarabanda da Silva Fagundes and André Urani being registered, to approve the proposal for capital increase and issuance of 5,652,009,568 (five billion, six hundred fifty two million, nine thousand, five hundred and sixty eight) new preferred shares, with no par value, taking into consideration the average price of R$ 10.44 per one thousand shares, corresponding to BOVESPA’s average price of the last 30 trading sessions (Doc 1).

In time, it is registered the receipt of the votes of Messrs. Jorge Luiz Sarabanda da Silva Fagundes and André Urani in connection with the only item of the day’s agenda (Doc 2).

Closing:

With nothing further to be discussed, the Minutes referring to this Board of Directors’ Meeting were drafted, which were approved and signed by all the Board Members present.

Brasília, April 28, 2006.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer